EXHIBIT 12.1 Calculation of ratio of earnings to fixed charges

Calculation of Ratio of Earnings to Fixed Charges

(in USD millions, except ratio)		For the six months ended 30 June 2017

Fixed Charges
	Interest expense	289
+	Interest within rental expense	540
+	Capitalized interest	224

Total fixed charges (A)		1,053

Earnings
	Income before tax and minority interest	7,332
-	Equity in net inc non-consol investees	(123)
+	Distributed income of equity investees	(1)

	Income before taxes, minority interests and equity investees	7,207
+	Fixed charges (A)	1,053
+	Ordinary depr capital interest	99
-	Capitalized interest	(224)

Total earnings		8,135

Ratio		7.7